DD
6/6/13

[redacted]

SECURIT 13025130 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
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SEC FILE NUMBER
8 - 67768

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/2011 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NCB Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue 6th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roderick Mulcahy (212) 786-7314
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

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6/7/13

OATH OR AFFIRMATION

I, Roderick Mulcahy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NCB Securities LLC, as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOURDES S. CRESPO
NOTARY PUBLIC, State of New York
No. 01CR6037936
Qualified in New York County
Commission Expires Feb. 28, 20 14

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NCB SECURITIES LLC
(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013

NCB SECURITIES LLC
(a company in the development stage)

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To NCB Securities LLC.

We have audited the accompanying statement of financial condition of NCB Securities LLC (the "Company"), as of March 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NCB Securities LLC as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
May 22, 2013

NCB SECURITIES LLC
(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION

March 31, 2013

ASSETS		
Cash	$	495,536
Prepaid expenses		7,836
Security deposit		7,800
	$	511,172
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	29,087
Members' equity		482,085
	$	511,172

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

NCB Securities LLC (a company in the development stage) (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing investment banking services and assisting NCB Stockbrokers Limited ("Limited"), a related party, in sales of European securities in the United States.

During 2012, the Company received approval from FINRA to change its year end to March 31.

Development Stage Company

The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies. All activity from commencement through March 31, 2013 relates to the Company's formation. The Company complies with the accounting and reporting requirements of a development stage company.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements were approved by the management and available for issuance on May 22, 2013. Subsequent events have been evaluated through this date.

Service Revenues

The Company receives service revenues from Limited for providing services related to the sale of European securities, complying with U.S. Securities Laws, to investors in the United States. Per agreement with Limited, the minimum annual fee to be received for these services is $25,000. For the period December 1, 2011 through March 31, 2013, the Company received a total of $400,000 for such services.

European Securities transactions are not recorded on the books of the Company. However, the Company is responsible for fail to deliver and fail to receive in the sale of European securities. There were no fail to deliver and fail to receive transactions at March 31, 2013.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of investment banking agreements. There was no investment banking transactions from the commencement of operations through March 31, 2013.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At March 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Liquidity

The Company faces many risks encountered by development stage companies, including rapidly changing market conditions. As shown in the accompanying financial statements, the Company has incurred a net gain of approximately $25,000 and has used approximately $55,000 of net cash for operating activities for the period December 1, 2011 through March 31, 2013. For the period October 30, 2007 (commencement of operations) through March 31, 2013, the Company has incurred a cumulative net loss of approximately $695,000 and has used approximately $669,000 of net cash in operating activities. These losses are a result of the Company not generating any operating revenue from investment banking activities from commencement of operations through March 31, 2013. Despite this, the Company has working capital surplus as of March 31, 2013. The Company's long-term liquidity is dependent upon attaining profitable operations and securing future financing.

3. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At March 31, 2013, the Company's net capital was approximately $466,000, which was approximately $216,000 in excess of its minimum requirement of $250,000.

4. Related party transactions

The Company has a Clearing Agency Agreement to provide intermediation services to Limited selling non-U.S. securities to U.S. institutional investors. The agreement states that Limited will be the contractual counterparty to, and will settle all transactions by U.S. investors in non-U.S. equity and fixed income securities that are traded on non-U.S. exchanges and other non-U.S. regulated markets and that are affected by the Company. Pursuant to this agreement, Limited does not require the Company to maintain a clearing deposit, and has waived all fees with respect to any clearing services. The Company earned 100% of its revenue from Limited for providing services related to the sales of European securities in United States.

5. Concentration of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed the federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

6. Commitments

In May 2010, the Company entered into a Consulting Agreement (the "Consulting Agreement") with a third party. The Consulting Agreement provides for a monthly installment of $1,200 for services provided. The Consulting Agreement shall continue in force until terminated by either party. For the period December 1, 2011 through March 31, 2013, the Company incurred approximately $21,000 in consulting fees.

NCB SECURITIES LLC
(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013

NCB SECURITIES LLC
(a company in the development stage)

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To NCB Securities LLC.

We have audited the accompanying statement of financial condition of NCB Securities LLC (the "Company"), as of March 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NCB Securities LLC as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
May 22, 2013

NCB SECURITIES LLC
(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION

March 31, 2013

ASSETS		
Cash	$	495,536
Prepaid expenses		7,836
Security deposit		7,800
	$	511,172
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	29,087
Members' equity		482,085
	$	511,172

See accompanying notes to financial statement.

NCB SECURITIES LLC

(a company in the development stage)

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

NCB Securities LLC (a company in the development stage) (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing investment banking services and assisting NCB Stockbrokers Limited ("Limited"), a related party, in sales of European securities in the United States.

During 2012, the Company received approval from FINRA to change its year end to March 31.

Development Stage Company

The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies. All activity from commencement through March 31, 2013 relates to the Company's formation. The Company complies with the accounting and reporting requirements of a development stage company.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements were approved by the management and available for issuance on May 22, 2013. Subsequent events have been evaluated through this date.

Service Revenues

The Company receives service revenues from Limited for providing services related to the sale of European securities, complying with U.S. Securities Laws, to investors in the United States. Per agreement with Limited, the minimum annual fee to be received for these services is $25,000. For the period December 1, 2011 through March 31, 2013, the Company received a total of $400,000 for such services.

European Securities transactions are not recorded on the books of the Company. However, the Company is responsible for fail to deliver and fail to receive in the sale of European securities. There were no fail to deliver and fail to receive transactions at March 31, 2013.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of investment banking agreements. There was no investment banking transactions from the commencement of operations through March 31, 2013.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At March 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Liquidity

The Company faces many risks encountered by development stage companies, including rapidly changing market conditions. As shown in the accompanying financial statements, the Company has incurred a net gain of approximately $25,000 and has used approximately $55,000 of net cash for operating activities for the period December 1, 2011 through March 31, 2013. For the period October 30, 2007 (commencement of operations) through March 31, 2013, the Company has incurred a cumulative net loss of approximately $695,000 and has used approximately $669,000 of net cash in operating activities. These losses are a result of the Company not generating any operating revenue from investment banking activities from commencement of operations through March 31, 2013. Despite this, the Company has working capital surplus as of March 31, 2013. The Company's long-term liquidity is dependent upon attaining profitable operations and securing future financing.

3. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At March 31, 2013, the Company's net capital was approximately $466,000, which was approximately $216,000 in excess of its minimum requirement of $250,000.

4. Related party transactions

The Company has a Clearing Agency Agreement to provide intermediation services to Limited selling non-U.S. securities to U.S. institutional investors. The agreement states that Limited will be the contractual counterparty to, and will settle all transactions by U.S. investors in non-U.S. equity and fixed income securities that are traded on non-U.S. exchanges and other non-U.S. regulated markets and that are affected by the Company. Pursuant to this agreement, Limited does not require the Company to maintain a clearing deposit, and has waived all fees with respect to any clearing services. The Company earned 100% of its revenue from Limited for providing services related to the sales of European securities in United States.

5. Concentration of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed the federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

6. Commitments

In May 2010, the Company entered into a Consulting Agreement (the "Consulting Agreement") with a third party. The Consulting Agreement provides for a monthly installment of $1,200 for services provided. The Consulting Agreement shall continue in force until terminated by either party. For the period December 1, 2011 through March 31, 2013, the Company incurred approximately $21,000 in consulting fees.